Exhibit 99.1

ADS - TEC Energy Power … Everywhere Our mission is to deliver distributed, high - capacity power for the All - Electric World

Disclaimer

Cautionary Language Regarding Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "might," "will," "would," "could," "should," "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook" and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our current expectations, estimates, projections, targets, opinions and/or beliefs or, when applicable, of one or more third-party sources. No representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only. Such forward-looking statements, which include estimated financial information, involve known and unknown risks, uncertainties and other factors. These forward looking statements include, but are not limited to, express or implied statements regarding our future financial performance, revenues and capital expenditures, our expectation of acceleration in our business due to factors including a re-opening economy and increased EV adoption and expectations related to the effective deployment of chargers. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: changes or developments in the broader general market; ongoing impact from COVID-19 on our business, customers, and suppliers; macro political, economic, and business conditions; our limited operating history as a public company; our dependence on widespread adoption of EVs and increased installation of charging stations; mechanisms surrounding energy and non-energy costs for our charging products; the impact of governmental support and mandates that could reduce, modify, or eliminate financial incentives, rebates, and tax credits; our current dependence on sales to a limited number of customers; supply chain interruptions; impediments to our expansion plans; the need to attract additional customers; the effects of competition; and risks that our technology could have undetected defects or errors.

Further information on these and other factors that could affect the forward-looking statements we make in this presentation can be found in the documents that we file with or furnish to the U.S. Securities and Exchange Commission, including our 20-F filed with the SEC on December 29, 2021 and proxy statement/prospectus filed with the SEC on December 7, 2021, which are available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this presentation are based on our current beliefs and on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Use of Trademarks and Other Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names. Third-party logos included herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that we will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

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2022 © by ads - tec Energy GmbH ADS - TEC Energy 15 Years of Developing Core Capabilities Advanced Energy Storage, Power Conversion, Digital Control Systems, Software Platforms Introduction of SRB battery module for stationary applications. 2011 Bosch acquires 39% stake of ADS - TEC Energy GmbH. 2018 320 kW battery assisted EV - charger. 2018 First containerized energy storage solution. 2012 2007 Development of first own Li - Ion BMS and battery packs. Evolution of Stationary Storage at ads - tec Energy GmbH Announcement of IPO through business combination with EUSG & expansion to US market 2021 2019 PORSCHE projects Ultra - High - Power Charging 2021 Business Combination Complete NASDAQ Listed ADSE Dec. 22, 2021

Energy Storage and Control Systems for Commercial and Residential Applications



Microgrid in Lithuania; managing mixed input feed while Battery-Buffering System provides 150KWhr.
Stable, Reliable Energy Far from Power Supply Networks



Isolated Off-Grid Power Plant; managing very large-scale mixed feed while Battery Buffering System provides multi MWhrs of capacity.
Hybrid Power Plant Energy Generation



Home Power Plant in Switzerland; Battery Buffered System providing 9MWh (year 1): **PV, Solar, Thermal, Storage**

2022 © by ads-tec Energy GmbH

2022 © by ads - tec Energy GmbH ADS - TEC Energy Leading DC battery - buffered Ultra Fast Charging for Porsche Meeting The Challenging Requirements of the New Porsche Taycan even at power limited grids 3 Years of Joint Development Efficient Ultra Fast Charging without Dependency from High - Power Grids Delivering up to 320KW even on power limited grids Integration of Advanced Silicon Carbide Charging Technology with Lithium - Ion Battery Buffering, Cooling System and Controls

2022 © by ads - tec Energy GmbH ADS - TEC Energy The Need for Power: The Need for Speed

2022 © by ads - tec Energy GmbH ADS - TEC Energy High Power is Only Availability in Limited Areas Advanced Battery Buffering Allows for The Added Power Needed at the end of the line

2022 © by ads - tec Energy GmbH ADS - TEC Energy ChargeBox Boosts Lower Power Availability to Useful Fast Charging Power From 110 kW Input of 480 V grid AC Up to 320kW Output and 920V DC LOW POWER INPUT - 50KW up to 110KW HIGH POWER OUTPUT – even up to 270KW output with 50KW input

Input / Output Capacity of the Charging Infrastructure


Competiton without battery-buffer
300kW
Grid
2 x ~ 150kW
or
1 x ~ 300KW
ADS-TEC –Battery-Buffered ChargeBox
50kW
Grid
2 x ~ 140 kW
or
1 x ~ 270KW
110kW
Grid
2 x ~ 160 kW
or
1 x ~ 320KW

2022 © by ads - tec Energy GmbH ADS - TEC Energy Benefits of ADS - TEC Battery - Buffered Technology vs Grid Upgrade and Common DC Chargers Lower Cost than Grid Upgrade Far Faster Installations, From Months to Weeks 30% Lower Total Cost of Ownership & Faster ROI Eliminate Peak Demand Charges Increased and Flexibility Reliability Independent Source - Used With Permission: SAI - Typical system installation in the US based on their analysis (1) Illustrative pricing (2) 50KW input power US Government Public Source: NREL - National Renewable Energy Laboratory, Utility published rate charts

ChargeBox: Lower Installed Cost vs Standard DC Chargers with Grid Upgrade

Reduced Construction Costs, Elimination of Switchgear Upgrades drives lower installed Cost with reduced Construction and permitting Time

Deep dive Total Cost	ADS-tec ChargeBox DC fast charger (2 x 140KW) (2)	Non–battery based DC fast charger (2 x 150KW)	
Utility fees	$ 5,220	$ 30,000	*Dependent on utility and construction allowance*
Low voltage cables	$ 2,175	$ 3,599	
Mobilization	$ 2,900	$ 10,718	*• Additional equipment and materials needed • GC travels to sites within market area*
Trenching, conduits, backfill	$ 14,305	$ 29,571	
Foundation, pads	$ 10,404	$ 27,961	*Requires more engineering, rebar cages custom built per site, and concrete must be poured in place*
Equipment installation and wiring	$ 8,540	$ 22,452	
Site restoration	$ 10,689	$ 25,438	*Typically involves landscape restoration, asphalt and/or concrete pours, seal coat and line striping*
Commission, test, document	$ 2,000	$ 4,047	
Other	$ 1,439	$ 7,059	
Subtotal	$ 57,672	$ 160,845	
Charger cost[1]	$ 200,000	$ 120,000	*Charger cost is reflective of bulk pricing from OEM*
Switchgear Cost		$ 35,000	
Total Cost	$ 257,672	$ 315,845	

Increased number of conduits, larger trenches and pad area (Trenching, conduits, backfill)

5 pieces of equipment to set and wire and switchgear has 3-4 bays. Several days of labor to pull wire and terminate (Equipment installation and wiring)

Cost savings of ~ 18%

Permitting and installation time	ADS-tec ChargeBox	Non–battery based
New utility service	-	2-6 months
Fabrication of switchgear	N/A	3-4 months
Construction	2-3 weeks	5 weeks

Source: SAI - Typical system installation in the US based on their analysis
(1) Illustrative pricing
(2) 50KW input power

adstec Energy

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ChargeBox: Minimal Peak Demand Charges vs Standard DC Chargers

ADS-TEC's Battery-buffered charging solution cuts peak demand charges

Selected & indicative

Complex formula adjusting energy price/kWh on power level → Roanoke

Utility	Location	Peak Demand charge $/kw/month: ADSE ChargeBox (at 50KW)	Peak Demand charge $/kw/month: Non–battery based DC fast charger (at 300KW)	Peak Demand charge $ per year: ADSE ChargeBox (at 50KW)	Peak Demand charge $ per year: Non–battery based DC fast charger (at 300KW)
Bartholomew	Indiana	$ -	$ 26 $/kw/month	$ -	$ 93,600 300kw/year
Inland	Washington	$ -	$ 8 $/kw/month	$ -	$ 28,152 300kw/year
Nemana-Marshall	Kansas	$ -	$ 12 $/kw/month	$ -	$ 43,200 300kw/year
Roanoke	North Carolina	$ 10	$ 10 $/kw/month	$ 5,700	$ 34,200 300kw/year
Warren	Kentucky	$ -	$ 15 $/kw/month	$ -	$ 53,100 300kw/year
Kit Carson	New Mexico	$ -	$ 25 $/kw/month	$ -	$ 91,764 300kw/year
Taunton	Massachusetts	$ -	$ 15 $/kw/month	$ -	$ 53,244 300kw/year
				Average:	**$ 56,751**

While many of the installed ultra-fast chargers across the US are suffering from peak demand charges, ADS-TEC's CBX is able to avoid such costs based on the battery-based technology further strengthening the overall cost advantage in terms of TCO

US Government Public Source: NREL - National Renewable Energy Laboratory, Utility published rate charts adstec Energy

ChargeBox: ~30% Lower Total Cost of Ownership

Taking into consideration both installation cost and peak demand charges, ADS-TEC's ChargeBox shows a tremendous advantage in Total Cost of Ownership

		ADS-TEC ChargeBox	Non–battery based DC ultra-fast charger
CAPEX		$ 257,672	$ 315,845
Installation cost		$ 57,672	$ 160,845
Cost of Charger (2 Dispensers)		$ 200,000	$ 120,000
Site Rental Fee	Varies by site	Same for both	Same for both
Insurance	% 1.00	$ 2,000	$ 1,200
Maintenance	% 3.00	$ 6,000	$ 3,600
Cost of Electricity	$ 0.14	$ 73,584	$ 73,584
Utilization	% 20.00		
Peak Demand Charge (per kW)	$ 15.00	$ 0	$ 54,000
Total	TCO for 10 years	$ 1,073,512	$ 1,604,685

Independent Source: SAI (Typical system installation in the US),
Public Source: National Renewable Energy Laboratory & Public Data (Cost of Electricity & Demand Charge)
Company Estimates (Insurance, Maintenance, Utilization)

Total cost savings of ~30% compared to standard DC ultra-fast chargers

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2022 © by ads - tec Energy GmbH ADS - TEC Energy Route to Market: Vertical Market Segments Supply All Charging Network Operators, Uniquely Benefit Vertical Market Segments

2022 © by ADS - TEC ADS - TEC Energy • Since 2009 production plant with 4,500 square meter (45,000 sq ft) • Production for Industrial IT, Energy and EV Charging • Warehouse and Logistics • Service World Class Manufacturing Facilities • New production facility since 2020 • In the immediate vicinity of the other ADS - TEC production plant • State - of - the - art assembly line including end - of - line • Approx. 6,000 square meters (60,000 sq ft) Production plants near Dresden / Germany

2022 © by ads - tec Energy GmbH ADS - TEC Energy ChargeBox Urban Sample Installations Spain: Retailer Berlin : Installed at a Gas station downtown Germany: German Ministry of Environment

Global Senior Leadership: With Industry Specific Expertise



Thomas Speidel
Chief Executive Officer
& Founder

25+ yrs experience

BVES



Robert Vogt
Chief Financial Officer
ADS-TEC Energy GmbH

14 yrs experience

BOSCH



John Neville
Chief Sales Officer

30+ yrs experience

verizon ERICSSON terremark ADTRAN



Thorsten Ochs
Chief Technology Officer

20+ yrs experience

BOSCH SEEO



Hakan Konyar
Chief Production Officer

24 yrs experience

BOSCH